Exhibit 4.4 – Description of Rights of Shareholders

Macatawa Bank Corporation “the Company” authorized capital stock consists of 200,000,000 shares of Common Stock and 500,000 shares of preferred stock, no par value (the “Preferred Stock”).  As of the December 31, 2019, there were 34,103,542 shares of Common Stock issued and outstanding.  No shares of Preferred Stock were outstanding at December 31, 2019.

Michigan law allows the Company’s Board of Directors to issue additional shares of stock up to the total amount of Common Stock and Preferred Stock authorized without obtaining the prior approval of the shareholders.  Computershare is the transfer agent for the Common Stock.

Common Stock

Dividend Rights.  Subject to any prior rights of holders of Preferred Stock then outstanding, the holders of the Common Stock will be entitled to dividends when, as and if  declared  by the  Company’s Board of Directors out of funds legally available therefor.  Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation’s total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of Preferred Stock then outstanding whose preferential rights are superior to those receiving the distribution.

Funds for the payment of dividends by the Company are expected to be obtained primarily from dividends of the Bank.  There can be no assurance that the Company will have funds available for dividends, or that if they are available, that dividends will be declared by the Company’s Board of Directors.

Voting Rights.  Subject to the rights, if any, of holders of shares of Preferred Stock then outstanding, all voting rights are vested in the holders of shares of Common Stock.  Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors. The Company’s Board of Directors is classified into three classes, each class to be as nearly equal in number as possible.  Shareholders of the Company do not have cumulative voting rights.  The Company’s Articles of Incorporation (“Articles”) require an affirmative vote of at least 80% of the outstanding shares of voting stock, voting as a single class, to amend or repeal Article VIII, Article IX, Article X, or Article XI of the Articles.

Preemptive Rights. Holders of Common Stock do not have preemptive rights.

Liquidation Rights.  Subject to any rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

Reports to Shareholders.  The Company will furnish its shareholders with annual reports containing audited financial information and, for the first three quarters of each fiscal year, quarterly reports containing unaudited financial information.

Shares Available for Issuance.  The availability for issuance of a substantial number of shares of Common Stock and Preferred Stock at the discretion of the Board of Directors will provide the Company with the flexibility to take advantage of opportunities to issue such stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances).  There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of the Company capital stock, except for the shares of Common Stock reserved for issuance under the Company’s stock compensation plans.

Uncommitted authorized but unissued shares of Common Stock may be issued from time to time to such persons and for such consideration as the Board of Directors of the Company may determine and holders of the then outstanding shares of Common Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law and the judgment of the Board of Directors of the Company regarding the submission of such issuance to the Company’s shareholders.  As noted, the Company’s shareholders will have no preemptive rights to subscribe to newly issued shares.

Moreover, it will be possible that additional shares of Common Stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in the Company more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of the Company.  Under such circumstances, the availability of authorized and unissued shares of Common Stock may make it more difficult for shareholders to obtain a premium for their shares.  Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of the Company by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the Board of Directors of the Company in opposing such an attempt by a third party to gain control of the Company.  The issuance of new shares of Common Stock could also be used to dilute ownership of a person or entity seeking to obtain control of the Company.  Although the Company does not currently contemplate taking any such action, shares of Company capital stock could be issued for the purposes and effects described above, and the Board of Directors  reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.

Preferred Stock

The Board of Directors of the Company is authorized to issue Preferred Stock, in one or more series, from time to time, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be provided in the resolution or resolutions adopted by the Board of Directors.  The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any  series thereof: (i) the number of shares and designation of such series; (ii) the dividend rate and whether dividends are to be cumulative; (iii) whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights; (iv) the rights to which the holders of shares shall be entitled, and the preferences, if any, over any other series; (v) whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions; (vi) whether the shares shall be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of such conversion or exchange; (vii) the voting powers, full or limited, if any, of the shares; (viii) whether the issuance of any additional shares, or of any shares of any other  series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and (ix) any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the Common Stock.